Exhibit 99.1

Ballard announces order for 15 MW in the stationary power market

VANCOUVER, BC, June 15, 2026 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced an order totaling 15 megawatts (MW) of fuel cell systems for stationary applications from a company specializing in renewable off-grid power generation ("the Customer").

The order, comprising 150 FCmove®-HD+ 100 kW fuel cell modules, marks the second order of this scale from the Customer, following a similar order placed in 2024. Deliveries are expected to start in the second half of 2026 an will be used in hydrogen gensets for applications ranging from live events, construction, and movie sets, to critical infrastructure.

"This order reflects continued market adoption of zero-emission fuel cell solutions for off-grid stationary power applications and a positive endorsement from our partner on the ability of the FCmove®-HD+ module to provide quiet, clean, economical and reliable low-carbon power wherever and whenever it is needed." said Marty Neese, Ballard's Chief Executive Officer. He continued, "When paired with Ballard's integrated service offerings, including predictive maintenance and performance optimization, we are able to fully support our customer in providing clean, reliable hydrogen power solutions."

Ballard's stationary fuel cells, ranging from 100 kW to multi-megawatt configurations, have been deployed globally across a range of applications, including EV charging and off-grid power generation. These systems provide a scalable, zero-emission, and low-noise alternative to conventional diesel generation, supporting prime, peak, and backup power requirements across diverse off-grid use cases.

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product and service attributes, market applications, product deliveries and deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

Further Information
Sumit Kundu - Investor Relations, +1.604.360.9714 or investors@ballard.com

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

CO: Ballard Power Systems Inc.

CNW 22:30e 15-JUN-26